For Immediate Release

SuperCom Reports Record Financial Results for the First Quarter of 2014

Revenues of $5.3 million; EBITDA of $1.8 million; EBITDA margin of 33%

Herzliya, Israel, June 9, 2014 – SuperCom Ltd (NASDAQ: SPCB), a leading provider of Electronic Intelligence Solutions for National ID, Public Safety and HealthCare, today announced its results for the first quarter of 2014.

Financial Highlights of the first quarter of 2014 compared with the first quarter of 2013

•	Revenue was $5.3 million compared to $2.0 million last year;
•	Gross profit was $4.3 million compared to $1.7 million last year;
•	Operating income was $1.4 million compared to $0.7 million last year;
•	Non-GAAP operating income was $1.8 million (33% operating margin) compared to $0.7 million (32% operating margin) last year;
•	EBITDA was $1.8 million compared to $0.7 million last year;

“We are off to a great start in 2014 based on our financial results of the first quarter, the first full quarter since the acquisition of the SmartID division,” commented Arie Trabelsi, CEO of SuperCom. “We achieved strong profitability with an EBITDA margin of 33%, which starts to demonstrate the significant cost synergies of our recent acquisition.”

As was previously announced, during the first quarter, SuperCom was awarded over $29 million dollars in new contracts, the majority of which will be recognized during the last three quarters of 2014.

Continued Mr. Trabelsi, “Our revenues in the quarter were primarily recurring revenue. This, in combination with our newly awarded contracts, underlies our expectations of strong revenue growth and high levels of profitability in the coming quarters. In addition, in the coming months we hope to unleash further revenue potential from our fast growing pipeline of bids and proposals.”

Concluded Mr. Trabelsi, “We will continue to work hard to grow our company and execute on the substantial opportunities we see in our markets with the goal of maximizing value for all our shareholders.”

Results Conference Call

The Company will host a conference call tomorrow, Tuesday, June 10, 2014 at 10:00 am ET. Company management will host the call and will be available to answer investors' questions after presenting the results of the first quarter of the combined business with the acquired SmartID division.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:	1 888 668 9141	at 10:00 am Eastern Time
Israel:	03 918 0609	at 5:00 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on SuperCom's website at http://www.supercom.com/ beginning 24 hours after the call.

About Supercom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

Investor Relations Contacts: Ehud Helft & Kenny Green GK Investor Relations Tel: 1 646 201 9246 supercom@gkir.com	Company Contact: Ordan Trabelsi, VP US Operations Tel: 1 212 675 4606 ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

** Tables to Follow **

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SUPERCOM LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,	December 31,
	2014	2013
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	1,375	2,673
Restricted bank deposits	577	85
Trade receivable, net	5,439	3,096
Deferred tax short term	2,013	2,183
Other accounts receivable and prepaid expenses	1,395	3,365
Inventories, net	982	707

Total current assets	11,781	12,109

LONG-TERM ASSETS
Severance pay funds	293	294
Deferred tax long term	4,100	3,930
Customer Contracts	7,860	8,100
Software and other IP	6,055	6,210
Goodwill	889	889
Property & equipment, net	287	176

Total Assets	31,265	31,708

CURRENT LIABILITIES
Short-term bank credit	1	1
Trade payables	1,640	1,689
Employees and payroll accruals	564	419
Related parties	337	434
Accrued expenses and other liabilities	1,805	3,636
Short-term liability for future earn-out	1,978	1,978

Total current liabilities	6,325	8,157

LONG-TERM LIABILITIES
Long-term liability for future earn-out	3,760	3,760
Accrued severance pay	476	399

Total long-term liabilities	4,236	4,159

SHAREHOLDERS' EQUITY:
Ordinary shares	906	904
Additional paid-in capital	55,504	55,530
Amount of liability extinguished on account of shares	-	-
Accumulated deficit	(35,706)	(37,042)

Total shareholders' equity	20,704	19,392

	31,265	31,708
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SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2014	2013
	Unaudited	Unaudited

REVENUES	5,308	2,032
COST OF REVENUES	1,023	304

GROSS PROFIT	4,285	1,728

OPERATING EXPENSES:
Research and development	1,259	133
Selling and marketing	1,117	704
General and administrative	549	238

Total operating expenses	2,925	1,075

OPERATING INCOME	1,360	653
FINANCIAL EXPENSES, NET	25	28

INCOME BEFORE INCOME TAX	1,335	625
INCOME TAX BENEFIT	-	850

NET INCOME FOR THE PERIOD	1,335	1,475

Basic	0.10	0.17

Diluted	0.10	0.15

Weighted average number of ordinary shares used in computing basic income per share	13,307,259	8,700,551

Weighted average number of ordinary shares used in computing diluted income per share	13,379,183	9,565,140

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SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Three months ended March 31,
	2014	2013
	Unaudited	Unaudited

GAAP gross profit	4,285	1,728
Amortization of Software and IP	155	-

Non-GAAP gross profit	4,440	1,728

GAAP operating income	1,360	1,075
Amortization of Software and IP	155	-
Amortization of Customer Contracts	240	-

Non-GAAP operating income	1,755	1,075

GAAP net income	1,335	1,475
Amortization of Software and IP	155	-
Amortization of Customer Contracts	240	-
Income Tax Benefit	-	(850)

Non-GAAP net income	1,730	625

Non-GAAP EPS	0.13	0.07

NET INCOME FOR THE PERIOD	1,335	1,475
Income tax benefit	-	(850)
Financial expenses, net	25	28
Depreciation and amortization	408	11

EBITDA *	1,768	664

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

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